UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
595 Pacific Ave., Floor 4	McDermott Will & Emery LLP
San Francisco, CA 94133	200 Clarendon St.
646.629.9838	Boston, MA 02116
617.535.4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024.

CUSIP No. G5920M100	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
1,992,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,711,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
719,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Michael “Monty” Widenius
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland
7	SOLE VOTING POWER
NUMBER
OF	400,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	400,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Management BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
5,878,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,145,434
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,145,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,145,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital II CommV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	3,733,341
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
3,733,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,733,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bart Luyten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
5,878,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jürgen Ingels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium
7	SOLE VOTING POWER
NUMBER
OF	48,342(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	48,342(1)
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,342(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]

The Ordinary Shares beneficially owned by Mr. Ingels are comprised of 48,342 restricted stock units of the Issuer that vested and were automatically converted into Ordinary Shares on June 28, 2023, and do not include 182,291 additional restricted stock units of the Issuer granted to Mr. Ingels, as further described in this Schedule 13D.

[2]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 13 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Opportunity Fund I Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland
7	SOLE VOTING POWER
NUMBER
OF	1,802,847
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	1,802,847
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,802,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 14 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Fund Two Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland
7	SOLE VOTING POWER
NUMBER
OF	1,457,649
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	1,457,649
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,457,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 15 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Patrik Backman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland
7	SOLE VOTING POWER
NUMBER
OF	218,834
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	218,834
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 16 of 23 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ralf Wahlsten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland
7	SOLE VOTING POWER
NUMBER
OF	27,425
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	27,425
PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 17 of 23 Pages

Item 1. Security and Issuer.

This Amendment No. 8 (the “Amendment”) hereby amends the Schedule 13D initially filed by Runa Capital Fund II, L.P., Runa Capital II (GP), Runa Capital Opportunity Fund I, L.P., Runa Capital Opportunity I (GP) and Runa Ventures I Limited (collectively, the “Initial Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 18, 2023 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 21, 2023 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 25, 2023 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 29, 2023 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on October 13, 2023 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on January 16, 2024 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on February 20, 2024, which added Michael “Monty” Widenius as a Reporting Person (“Amendment No. 7,” and together with the Amendment, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, collectively the “Schedule 13D”). The Amendment relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. The Reporting Persons have filed this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D or applicable amendment thereto. Except as set forth herein, the Original Schedule 13D, as amended to date, is unmodified.

This Amendment also amends that statement on Schedule 13D filed by the Smartfin Entities (as defined below) with the SEC on October 12, 2023.

This Amendment is being filed to disclose the events set forth in Item 4 below and to add the Smartfin Entities and the Open Ocean Entities (as defined below) as Reporting Persons to this Schedule 13D.

Item 2. Security and Issuer

Item 2 of the Schedule 13D is amended to add the following Smartfin Entities and Open Ocean Entities as Reporting Persons:

Smartfin Entities

•	Smartfin Management BV, a private limited company organized and existing under the laws of Belgium (“Smartfin Management”);
•	Smartfin Capital NV, a public limited company organized and existing under the laws of Belgium (“Smartfin Capital NV”);
•	Smartfin Capital II CommV, a limited partnership organized and existing under the laws of Belgium (“Smartfin Capital II,” and together with Smartfin Capital NV, the “Smartfin Funds”);
•	Bart Luyten, a citizen of Belgium (“Mr. Luyten”); and
•	Jürgen Ingels, a citizen of Belgium (“Mr. Ingels,” and together with the Smartfin Funds and Mr. Luyten, the “Smartfin Entities”).

The Smartfin Funds, for which Smartfin Management is the general partner and acts as investment advisor, directly own the Ordinary Shares set forth in this Schedule 13D attributed to the Smartfin Entities, as described in further detail in Item 5 of this Schedule 13D. Smartfin Management may be deemed to have beneficial ownership over the Ordinary Shares directly owned by the Smartfin Funds by virtue of the authority granted to it to vote and to dispose of the securities held by the Smartfin Funds, including the Ordinary Shares.

Mr. Luyten is a Founding Partner of Smartfin Management and may be deemed to have beneficial ownership over the Ordinary Shares directly owned by the Smartfin Funds by virtue of his authority, as permanent representative of Smartfin Management with respect to the Smartfin Funds, to vote and to dispose of the securities held by the Smartfin Funds, including the Ordinary Shares.

Mr. Ingels is a Founding Partner of Smartfin Management and serves as a member of the board of directors of the Issuer.

(b) The principal business address of each of the Smartfin Entities is c/o Smartfin Management BV, Priester Cuypersstraat 3, B-1040 Brussels, Belgium.

(c) The principal business of Smartfin Management is serving as general partner and investment advisor to the Smartfin Funds and other funds and private investment vehicles affiliated with the Smartfin Entities. The principal business of each of Smartfin Capital NV and Smartfin Capital II is making investments. The principal occupation of each of Mr. Luyten and Mr. Ingels is serving as a Founding Partner of Smartfin Management.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Smartfin Management, Smartfin Capital NV and Smartfin Capital II is set forth in Schedule I attached hereto.

CUSIP No. G5920M100	Page 18 of 23 Pages

(d) None of the Smartfin Entities, nor, to the best of the Smartfin Entities’ knowledge, any manager or executive officer of Smartfin Management, Smartfin Capital NV and Smartfin Capital II, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Smartfin Entities, nor, to the best of the Smartfin Entities’ knowledge, any manager or executive officer of Smartfin Management, Smartfin Capital NV and Smartfin Capital II, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Open Ocean Entities

•	Open Ocean Opportunity Fund I Ky, a Finish limited partnership (kommandiittiyhtiö);
•	Open Ocean Fund Two Ky, a Finish limited partnership (kommandiittiyhtiö);
•	Patrik Backman; and
•	Ralf Wahlsten (“Mr. Wahlsten,” and together with Open Ocean Opportunity Fund I Ky, Open Ocean Fund Two Ky and Mr. Backman, the “Open Ocean Entities”).

(b) The principal business address of each of the Open Ocean Entities is Mikonkatu 1 B, 3rd floor, 00100 Helsinki, Finland.

(c) The principal business of each of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky is making venture capital investments. The principal occupation of Patrik Backman is serving as General Partner and Chief Executive Officer of each of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky. The principal occupation of Ralf Wahlsten is serving as General Partner and Chairman of each of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky .

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky is set forth in Schedule I attached hereto.

(d) None of the Open Ocean Entities, nor, to the best of the Open Ocean Entities’ knowledge, any manager or executive officer of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Open Ocean Entities, nor, to the best of the Open Ocean Entities’ knowledge, any manager or executive officer of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The Ordinary Shares were acquired by the Smartfin Funds and the Open Ocean Entities on December 16, 2022 in connection with the consummation of the business combination and the other transactions involving the Issuer, including the conversion of the Smartfin Funds’ and the Open Ocean Entities’ existing interests in the Issuer’s predecessor entity, MariaDB Corporation Ab, a Finnish private limited liability company, as described in greater detail in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 22, 2022. The source of funding for the purchases by each of the Smartfin Funds and the Open Ocean Entities’ of their respective interests in such predecessor entity of the Issuer was the general working capital.

Mr. Ingels has received an aggregate of 230,633 restricted stock units of the Issuer in connection with his service as a member of the board of directors of the Issuer, of which 48,342 restricted stock units vested and were automatically converted into an equal number of Ordinary Shares on June 28, 2023.

CUSIP No. G5920M100	Page 19 of 23 Pages

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

On March 19, 2024, each of the Runa Entities, the Smartfin Entities and the Open Ocean Entities delivered a letter to the Issuer in which they stated their opposition to the non-binding proposal (the “K1 Proposal”) made by K1 Investment Management, LLC (“K1”) to the board of directors of the Issuer to acquire, together with K1’s investment affiliates, all of the issued, and to be issued, share capital of the Issuer at a value of $0.55 per share (the “K1 Possible Offer”), as reported by K1 in its press release issued on February 16, 2024, as the Reporting Persons do not believe the K1 Proposal is in the best interests of the Issuer or its shareholders. The Reporting Persons elected to form a group to collectively express their opposition to the K1 Proposal. The communication to the Issuer also stated that the Reporting Persons believed that, given the Irish law requirements for approving a takeover deal and the substantial holdings of the Reporting Persons, the K1 Proposal was not actionable from a practical perspective and the board of directors of the Issuer has a duty to inform the other shareholders of the Issuer. The Reporting Persons indicated that they believe that the K1 Proposal prejudices the Issuer’s position to be able to pursue strategic alternatives that would help the Issuer’s financial position. Prior to the K1 Proposal, the Issuer and RP Ventures LLC were in negotiations with respect to a transaction to restructure all or any material part of the obligations under that certain senior secured promissory note, dated as of October 10, 2023 and amended on January 10, 2024, issued by the Issuer to RP Ventures LLC in the principal amount of $26,500,000, which is currently past due and in default. The Reporting Persons urge the board of directors of the Issuer to take appropriate action to create a path where the Issuer can address its operational and capital needs.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D, which is incorporated herein by reference.

The Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 filed by the Issuer with the SEC on February 14, 2024 reports that 67,749,429 Ordinary Shares were issued and outstanding as of February 9, 2024. Based on this information, the Reporting Persons have assumed that 67,749,429 Ordinary Shares were issued and outstanding as of March 19, 2024 for purposes of this Schedule 13D, and all calculations of percentage ownership in this Schedule 13D are based on such assumed number of issued and outstanding Ordinary Shares.

As of March 19, 2024, the Reporting Persons may be deemed to beneficially own, in the aggregate, 15,502,884 Ordinary Shares, which represents 22.9% of the outstanding Ordinary Shares.

(b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D, which is incorporated herein by reference.

All investment and voting decisions relating to the Ordinary Shares held by the Runa Entities are made by the investment committees of the general partner or managing shareholder of the Runa Entities (the “Runa Investment Committees”). Each Runa Investment Committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev. Voting and investment decisions of each Runa Investment Committee requires an affirmative vote of at least three of the foregoing individuals with no such member voting against such a decision. John O’Kelly Lynch and Gary Carr, each a director of the general partner or managing shareholder, or their respective representatives have the discretion to make investment decisions by the relevant company based on recommendations made by the members of the relevant Runa Investment Committee.

All of the Ordinary Shares (other than those held by Mr. Ingels) which the Smartfin Entities may be deemed to beneficially own are held directly by the Smartfin Funds. Smartfin Management, as the general partner and investment advisor to the Smartfin Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by the Smartfin Funds. Mr. Luyten may be deemed to have the power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by the Smartfin Funds by virtue of his authority as permanent representative of Smartfin Management with respect to the Smartfin Funds. Mr. Ingels may be deemed to beneficially own the 48,324 shares held directly by him by virtue of his power to vote or direct the vote of (and the power to dispose or direct the disposition of) such shares, which he received as consideration for his service as a member of the board of directors of the Issuer.

Smartfin Capital NV may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by Smartfin Capital NV. Smartfin Capital II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by Smartfin Capital II.

Mr. Widenius has sole voting and investment power with respect to 400,000 Ordinary Shares.

All investment and voting decisions relating to the Ordinary Shares held by Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky are made by the directors of such entities.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. G5920M100	Page 20 of 23 Pages

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (filed herewith).
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D).
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 1).
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2).
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc (previously filed with Amendment No. 3).
99.6	Statement by Runa Regarding Corporate Governance Concerns at MariaDB plc and Shareholder Engagement (previously filed with Amendment No. 4).
99.7	Statement Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 4)
99.8	Opening Position Disclosure Under Rule 8.1(a) and (b) of The Irish Takeover Panel Act, 1997, Takeover Rules, 2022 by an Offeror or an Offeree (previously filed with Amendment No. 4).
99.9	Senior Secured Promissory Note, dated October 10, 2023, by MariaDB plc in favor of RP Ventures LLC (previously filed with Amendment No. 5).
99.10	Statement by Runa Capital II (GP) No Intention to Make an Offer for MariaDB plc and Potential Bridge Loan of up to US$26.5 Million (previously filed with Amendment No. 5).
99.11	First Amendment to Senior Secured Promissory Note, dated January 10, 2024, by and among MariaDB plc, RP Ventures LLC, and the other note parties thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 11, 2024).
99.12	Letter Agreement dated February 19, 2024 by and between Runa Capital and Mr. Widenius (previously filed with Amendment No. 7).
99.13	Forbearance Agreement by and among MariaDB plc, MariaDB USA, Inc., MariaDB Canada Corp., MariaDB UK LTD, MariaDB Bulgaria EOOD, RP Ventures LLC, as Agent, and RP Ventures LLC, as Holder, dated as of February 5, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2024).
99.14	Letter dated March 19, 2024 from the Smartfin Entities to the Board of Directors of MariaDB plc.
99.15	Letter dated March 19, 2024 from the Runa Entities to the Board of Directors of MariaDB plc.
99.16	Letter dated March 19, 2024 from the Open Ocean Entities to the Board of Directors of MariaDB plc.

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

March 20, 2024

RUNA CAPITAL FUND II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director
RUNA CAPITAL OPPORTUNITY FUND I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL OPPORTUNITY I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA VENTURES I LIMITED

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr

	By:	/s/ Michael Widenius
	Name:	Michael Widenius

CUSIP No. G5920M100	Page 22 of 23 Pages

SMARTFIN MANAGEMENT BV

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL NV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL II COMMV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

/s/ Bart Luyten
Bart Luyten

/s/ Jürgen Ingels
Jürgen Ingels

CUSIP No. G5920M100	Page 23 of 23 Pages

OPEN OCEAN OPPORTUNITY FUND I KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

OPEN OCEAN FUND TWO KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

/s/ Patrik Backman
Patrik Backman

/s/ Ralf Wahlsten
Ralf Wahlsten

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF THE

SMARTFIN ENTITIES AND THE OPEN OCEAN ENTITIES

The following sets forth the name, position, and principal occupation of each Director and executive officer of each of the Smartfin Entities.

Name	Position
Bart Luyten	Founding Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV
Jürgen Ingels	Founding Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV
Thomas Depuydt	Managing Partner of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV
Sébastien Thiel	Partner and Chief Financial Officer of Smartfin Management BV, Smartfin Capital NV and Smartfin Capital II CommV

Except as otherwise indicated, the business address of each Director and officer is c/o Smartfin Management BV, Priester Cuypersstraat 3, B-1040 Brussels, Belgium.

To the best of the Smartfin Entities’ knowledge, except as set forth in this Schedule 13D, none of the Directors or executive officers of the Smartfin Entities own any Ordinary Shares.

Each of Mr. Luyten, Mr. Ingels and Mr. Thiel is a citizen of Belgium.

Mr. Depuydt is a citizen of each of Belgium and the United Kingdom.

The following sets forth the name, position, and principal occupation of each director and executive officer of each of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky.

Name	Position
Patrik Backman	Chief Executive Officer, Director and General Partner of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky
Ralf Wahsten	Director, Chairman and General Partner of Open Ocean Opportunity Fund I Ky and Open Ocean Fund Two Ky
Michael Widenius	Director of Open Ocean Fund Two Ky
Tom Henriksson	Director of Open Ocean Opportunity Fund I Ky

The business address of each Director and the Chief Executive Officer is c/o Open Ocean Opportunity Fund, Mikonkatu 1 B, 3rd floor, 00100 Helsinki, Finland. The jurisdiction of formation of each of the persons listed above (and citizenship of Patrik Backman, and Ralf Wahlsten) is Finland.

To the best of the Open Ocean Entities’ knowledge, except as set forth in this Schedule 13D, none of the Directors, executive officers or General Partners of the Open Ocean Entities own any Ordinary Shares.